                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

Harveys Casino Resorts
----------------------------------------------------------------------------
                            (Name of Issuer)

Common Stock, $0.01 Per Value Per Share
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                              417826104
                            (CUSIP Number)

William B. Ledbetter, P.O. Box 128, Lake Tahoe, NV  89449 (702) 588-2411
---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              February 1, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 417826104                                    Page 2 of 6 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     William B. Ledbetter
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     00 PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  15,050
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   2,924,392
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   15,050
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,924,392
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,939,442
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.6
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 417826104                                    Page 3 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

This filing relates to the common stock, par value $0.01 per share, of Harveys Casino Resorts (the "Issuer") whose principal executive offices are at U.S. Highway 50 and Stateline Avenue, P.O. Box 128, Lake Tahoe, Nevada 89449.


ITEM 2.   IDENTITY AND BACKGROUND.

William B. Ledbetter, P.O. Box 128, Lake Tahoe, Nevada 89449.

Mr. Ledbetter is Vice Chairman of the Board of Directors, Secretary, and a member of the Board of Directors of the Issuer.

During the last five years Mr. Ledbetter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction relative to any Federal or State securities laws.

Mr. Ledbetter is a citizen of the United States.

CUSIP No. 417826104                                    Page 4 of 6 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Ledbetter's direct beneficial ownership of 15,050 shares of the Issuer is in the form of option to purchase 15,000 shares, which options are immediately exercisable and which were awarded pursuant to Mr. Ledbetter's employment contract with the Issuer, and 50 shares which Mr. Ledbetter bought with his personal funds. Mr. Ledbetter owned the options at the time of the Issuer's initial public offering and bought the 50 shares on the first day of trading, February 15, 1994.

In respect to 2,924,392 shares of the Issuer's common stock, Mr. Ledbetter's beneficial ownership derived from his position as co-trustee of the Ledbetter Marital Trust. The Ledbetter Marital Trust derives its ownership by way of bequest from Beverlee Ledbetter. The 2,924,392 shares were transferred from the Estate of Beverlee Ledbetter to the Ledbetter Marital Trust on September 30, 1997. Mr. Ledbetter previously derived beneficial ownership of these shares through his position as co-executor of the Estate of Beverlee Ledbetter, having been appointed co-executor along with Kirk B. Ledbetter and Jessica L. Ledbetter on October 24, 1995. Beverlee Ledbetter, a controlling shareholder of Harveys Casino Resorts and William B. Ledbetter's wife, died Tuesday September 12, 1995. At the time of her death, Beverlee Ledbetter owned 2,924,392 shares, representing approximately 31.3% of the issued and outstanding shares of Harveys Casino Resorts.

William B. Ledbetter, Jessica L. Ledbetter, and Kirk B. Ledbetter are co-trustees of the Ledbetter Marital Trust. The co-trustees have the right to vote the stock held by the trust, subject to such rights and restrictions imposed under the terms of the trust and the applicable state law.

CUSIP No. 417826104                                    Page 5 of 6 Pages


ITEM 4.   PURPOSE OF TRANSACTION.

Mr. Ledbetter holds his shares in the Issuer for investment purposes.

On February 1, 1998, the Issuer and Harveys Acquisition Corporation, a Nevada corporation, entered into an Agreement and Plan of Merger whereby the Issuer and Harveys Acquisition Corporation will be combined into a single entity (the "Merger"). Pursuant to the terms of the Agreement and Plan of Merger each share of the Issuer's common stock will be converted into the right to receive $28.

In connection with the Agreement and Plan of Merger, Mr. Ledbetter has entered into a Voting and Profit Sharing Agreement with Harveys Acquisition Corporation pursuant to which, and subject to certain conditions, Mr. Ledbetter has agreed to vote his shares in favor of the Merger with Harveys Acquisition Corporation. The other co-trustees of the Ledbetter Marital Trust, Jessica L. Ledbetter and Kirk B. Ledbetter, have also entered into the Voting and Profit Sharing Agreement with Harveys Acquisition Corporation. Pursuant to the Voting and Profit Sharing Agreement, Mr. Ledbetter, Jessica
L. Ledbetter, and Kirk B. Ledbetter, under certain circumstances, may collectively sell up to an aggregate of 100,000 shares of Issuer's stock prior to the closing of the Merger.

In connection with the Agreement and Plan of Merger, Mr. Ledbetter has also entered into a Noncompetition and Trade Secret Agreement with Harveys Acquisition Corporation. Pursuant to the Noncompetition and Trade Secret Agreement, each of Mr. Ledbetter's options to purchase Issuer's common stock shall be cancelled in exchange for a cash payment equal to the product of (A) the number of shares of common stock subject to such options and (B) the excess, if any, of the price per share of common stock to be paid by Harveys Acquisition Corporation in the Merger over the exercise price per share of common stock of such options. In addition, pursuant to the Noncompetition and Trade Secret Agreement, Mr. Ledbetter has agreed to cease to hold any office of Issuer and to resign from Issuer's Board of Directors on the closing date of the Merger.

Other than as described above, Mr. Ledbetter has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of
Schedule 13D (although he reserves the right to develop such plans).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number of shares beneficially owned by Mr. Ledbetter is 2,939,442 or 29.6% of the Issuer's shares outstanding on January 27, 1998. 15,000 shares are owned by way of Mr. Ledbetter's options to acquire such shares. For 15,050 of the shares, Mr. Ledbetter has sole voting power and sole dispositive power. For 2,924,392 of the shares, Mr. Ledbetter has shared voting power and shared dispositive power.

Mr. Ledbetter has not effected any transactions in the Issuer's securities during the past 60 days.

CUSIP No. 417826104                                    Page 6 of 6 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the description of the Agreement and Plan of Merger, the Voting and Profit Sharing Agreement, and the Noncompetition and Trade Secret Agreement set forth in Item 4 above, which is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.   Voting and Profit Sharing Agreement.

2.   Noncompetition and Trade Secret Agreement.

3. Order of the Ninth Judicial District Court of the State of Nevada, in and for the County of Douglas, Approving Eleventh and Final Account and Report of Co-Executors, Petition for Administrative Expenses and for Final Distribution, dated April 18, 1995.*

4.   Letters Testamentary dated October 24, 1995.**

5. Order of the Ninth Judicial District Court of the State of Nevada, in and for the County of Douglas, Approving the Petition for Second and Final Account of Co-Executors, Final Distribution of the Estate to Testamentary Trust, Payment of Co-Executor's Fees, and Payment of Attorneys' Fees and Costs, dated September 23, 1997.**

*Incorporated herein by reference to the original Schedule 13D filed on July 13, 1995

**Incorporated herein by reference to the Schedule 13D/A filed on December 16, 1997.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 5, 1998         /s/ William B. Ledbetter
                                   ---------------------------------------
                                   Signature

               VOTING AND PROFIT SHARING AGREEMENT

                              by
                              and
                              among


               HARVEYS ACQUISITION CORPORATION

                              and

          THE INDIVIDUALS AND ENTITIES SIGNATORY HERETO

                    Dated as of February 1, 1998

               VOTING AND PROFIT SHARING AGREEMENT

          VOTING AND PROFIT SHARING AGREEMENT (this "Agree ment"), dated as of February 1, 1998, by and among Harveys Acquisition Corpora tion, a Nevada corporation (together with its assignees or designees,"Acq Corp"), the Ledbetter Marital Trust (the "Ledbetter Marital Trust"), Kirk B. Ledbetter, Jessica L. Ledbetter and William B. Ledbetter (the Ledbetter Marital Trust, Kirk B. Ledbetter, Jessica L. Ledbetter and William B. Ledbetter hereinafter being collectively referred to as the "Sellers").

                    W I T N E S S E T H

          WHEREAS, concurrently with the execution and delivery of this Agreement, Harveys Casino Resorts, a Nevada corporation ("Target"), is entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement") with Acq Corp, pursuant to which Acq Corp shall merge with and into Target (the "Merger"), upon the terms and conditions set forth therein;

          WHEREAS, each Seller severally desires that the Acq Corp and Target enter into the Merger Agreement;

          WHEREAS, the Ledbetter Marital Trust established under the will of Beverlee A. Ledbetter owns beneficially and of record 2,924,392 shares of common stock, par value $.01 per share, of Target (the "Common Stock"), which shares repre sent approximately 29.5% of the issued and outstanding shares of Common Stock, Kirk B. Ledbetter owns beneficially and of record 618,600 shares of Common Stock, which shares represent approximately 6.2% of the issued and outstanding shares of Common Stock, Jessica L. Ledbetter owns beneficially and of record 506,196 shares of Common Stock, which shares represent approximately 5.1% of the issued and outstanding shares of Common Stock, and William B. Ledbetter owns beneficially and of record 50 shares of Common Stock, which shares represent less than 1.0% of the issued and outstanding shares of Common Stock (such shares of Common Stock owned by the Sellers being the "Shares"); and

          WHEREAS, as a condition to its willingness to enter into the Merger, Acq Corp has requested that the Sellers enter into this Agreement;

          NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:


                         ARTICLE

                         DEFINITIONS
          Certain capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. All other capitalized terms used but not otherwise defined herein or in the Merger Agreement have the meanings set forth below. Unless the context otherwise requires, such terms shall include the singular and plural and the conjunctive and disjunctive forms of the terms defined.

          "Fair Market Value" means:

          a. with respect to a security listed on a domestic exchange or quoted in the Nasdaq National Market, the Nasdaq SmallCap Market or the domestic over-the-counter market,

               i) the average of the closing prices of the security's sales on all domestic exchanges on which the security may at the time be listed, or

               ii) if there shall have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or

               iii) if on any day the security is not so listed, the average of the representative bid and asked prices quoted in the Nasdaq National Market or Nasdaq SmallCap Market as of 3:30 P.M., Eastern time, or

               iv) if on any day the security is not quoted in the Nasdaq National Market or Nasdaq SmallCap Market, the average of the high and low bid and asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of ten (10) consecutive trading days immediately prior to the day as of which the "Fair Market Value" is being determined,

     b. with respect to any other security, the value of the security as mutually agreed by Acq Corp and the Sellers, provided, however, that if Acq Corp and the Sellers are unable to mutually agree upon such value, the members of the Board of Directors of Target who are not Affiliates of Acq Corp or any of the Sellers (the "Independent Directors") shall select an Inde pendent Financial Expert who shall determine the value of such security.

          i) with respect to any other consideration, the value of the consideration as mutually agreed by Acq Corp and the Sellers, provided, however, that if Acq Corp and the Sellers are unable to mutually agree upon such value, the Independent Directors shall select an Independent Financial Expert who shall determine the value of such security.

"Independent Financial Expert" means a nationally recognized investment banking firm selected by the Independent Directors () that has not been, and at the time it is called upon to serve as an Independent Financial Expert under this Agreement is not (and none of whose directors, officers, employees or Affiliates is) a promoter, director or officer of the Target, () that has not been retained by any of the Sellers, the Target or any of their respective Affiliates for any purpose within the preceding twelve months, and () that, in the reasonable judgment of the Independent Directors, is otherwise qualified to serve as an independent financial advisor. Any such person may receive customary compensation and indemnification by the Target for opinions or services it provides as an Independent Financial Expert.

"Nevada Act" means the Nevada Gaming Control Act, as amended, and the rules and regulations promulgated thereunder.

"Non-Merger Sale" has the meaning set forth in Section 4.07 hereto.

"Profit Sharing Termination Date" has the meaning set forth in Section 4.07 hereto.

ARTICLE

VOTING AGREEMENTS

I.Stockholder Meetings. Subject to the provisions of Article VI, each Seller agrees that at any meeting of stockholders of Target called to vote upon the Merger or the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval of the stockholders of Target with respect to the Merger, the Merger Agreement or any of the other transactions contemplated thereby or hereby is sought, such Seller shall cause its Shares to be present for quorum purposes and to vote (or caused to be voted) its Shares in favor of the terms thereof and each of the other transactions contemplated by the Transaction and this Agreement and any actions required in furtherance thereof and hereof.

II. Competing Transaction. Subject to the provisions of Article VI, each Seller agrees that at any meeting of stockholders of Target, or at any adjournment thereof, or in any other circumstances upon which their vote, consent or other approval is sought, such Seller shall vote (or cause to be voted) its Shares against (i) any Takeover Proposal and (ii) any amendment of Target's Restated Articles of Incorporation or Bylaws or other proposal or transaction involving Target or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, interfere with, materially delay, frustrate, prevent or nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Target or any Seller under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or by this Agreement.


                              ARTICLE

                    REPRESENTATIONS AND WARRANTIES

III. Representations and Warranties of the Sellers. Each of the Sellers severally and not jointly represents and warrants to Acq Corp as follows:

     a. Organization and Standing. Such Seller has all requisite power and authority to enter into and perform its obligations under this Agreement and, if such Seller is not a natural person, such Seller is duly organized, validly existing and in good standing under the laws of its state of organization.

     b. Authority. The execution and delivery of this Agree ment, and the performance by such Seller of its obligations hereunder, have been duly authorized by all necessary action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming the due execution and delivery hereof by Acq Corp and assuming that approval of this Agreement by Target remains effective, this Agreement constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

          i) The Shares. Such Seller is the record and beneficial owner of, and has good and valid title to, the number of Shares recited to be owned by it in the recitals hereof, free and clear of all Liens except as indicated in Schedule 3.01(c) (i) and in Section 4.02 hereof. Except for this Agreement and as indicated in Schedule 3.01(c) (i) and in Section 4.02 hereof, there are no outstanding warrants, subscriptions, rights (including preemptive rights), options, calls, commitments or other agreements or Liens to encumber, purchase or acquire any of the Shares of such Seller or securities convertible into or exchangeable for the Shares of such Seller. Except as indicated in Schedule 3.01(c)(ii), neither such Seller nor any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) holds either of record or beneficially any securities, capital stock, warrants, subscriptions, rights (including preemptive rights), options, calls, commitments or other instruments of Target or any of Target's direct or indirect subsidiaries other than such Seller's Shares.

     c. No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any Contract to which such Seller is a party or by which it is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for those (i) required under the HSR Act, if any; (ii) required by any Gaming Authority, including approvals under the Nevada Act; and (iii) pertaining to approval by the Target Board of Directors (which the Sellers represent has been granted). Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or ob tained and remain effective, the execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Laws, (ii) result in a breach or violation of any provision of, constitute a default under, or result in the termination of, or an acceleration of indebtedness or creation of any Lien under, any contract to which such Seller is a party or by which it is bound or (iii) conflict with or violate any provision of the organizational or similar documents of such Seller.

     d. Merger Agreement Representations. Such Seller has reviewed the provisions of Article IV of the Merger Agreement (including the schedules thereto) and, based upon such review, nothing has come to such Seller's attention that would cause such Seller to believe that the representations and warranties of Target made therein are not true, complete and correct in all material respects as of the time made. The parties hereto agree that this Section 3.01(e) shall not survive the Closing Date.

     e. Brokers, Finders, etc. No broker, investment banker, financial advisor, finder or other person (other than DLJ in connection with the Merger, the fees and expenses of which are not the responsibility of Acq
Corp) is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

IV. Representations and Warranties of Acq Corp. Acq Corp hereby represents and warrants to each of the Sellers as follows:

     a. Organization and Standing. Acq Corp is duly orga nized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

     b. Authority. The execution and delivery of this Agree ment, and the performance by Acq Corp of its obligations hereunder, have been duly authorized by all necessary action on the part of Acq Corp. This Agreement has been duly executed and delivered on behalf of Acq Corp and, assuming the due execution and delivery hereof by the Sellers and assuming that approval of this Agreement by Target remains effective, this Agreement constitutes a valid and binding obligation of Acq Corp, enforceable against Acq Corp in accordance with its terms.

          i) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any Contract to which Acq Corp or any of its affiliates is a party or by which any of them is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for (i) those required under the HSR Act, if any, (ii) approvals, as necessary, by any Gaming Authority, including approvals under the Nevada Act, (iii) approval by the Target Board of Directors (which the Sellers represent has been granted); and (iv) as set forth on Schedule 3.02(c). Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained and remain effective, the execution, delivery and performance by Acq Corp of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Laws, (ii) result in a breach or violation of any provision of, or constitute a default under, any contract to which Acq Corp is a party or by which it is bound or (iii) conflict with any provision of the articles of incorporation or bylaws of Acq Corp.


                              ARTICLE

                              COVENANTS
V.   No Solicitation.

     a. Each Seller agrees that it shall not, nor shall it authorize or permit any Affiliate, agent, partner or employee of, or any investment banker, attorney or other advisor or representative of, such Seller to, directly or indirectly, (i) solicit or initiate, or encourage any inquiries regarding or the submission of, any Takeover Proposal (including without limitation any proposal or offer to Target's stockholders) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that it is understood that this Section 4.01(a) will not be deemed to have been violated if in response to an unsolicited inquiry, the Seller states solely that he or she is subject to the provisions of this Agreement, and provided further, that this Section 4.01(a) and the following Section 4.01(b) shall not be deemed to have been violated as a result of any actions taken by such Seller in his or her capacity as an officer or director of Target (although Acq Corp reserves all rights and remedies it may have other than pursuant to this Agreement in respect of conduct of the sort covered by the foregoing further proviso).

     b. Each Seller agrees that it shall not enter into any agreement with respect to any Takeover Proposal.

VI. No Transfer; No Inconsistent Arrangements. Each Seller agrees that it shall not (including by way of any gift, sale, pledge or other disposition, including without limitation in connection with foreclosures by lenders secured by pledges of Shares) () transfer or pledge, or consent to the transfer or pledge of, any or all of the Shares owned by it or of any interest therein, () enter into any contract, option or other agreement or understanding with respect to any such transfer of any such Shares, or any interest therein, () grant any proxy, power-of-attorney or other authorization in or with respect to any such Shares, () deposit any such Shares into a voting trust or enter into a voting agreement or arrangement with respect to any such Shares or () take any action that would in any way restrict, limit or interfere or in any way be inconsistent with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. Notwithstanding the foregoing, after the later to occur of (i) June 30, 1998 and (ii) approval and adoption of the Merger Agreement by the affirmative vote of holders of at least two-thirds of all shares of Common Stock entitled to vote thereon, if the Closing has not occurred and no Seller is in breach hereof, the Sellers, collectively, or any of them, may in the aggregate (subject to the next following sentence) (i) transfer up to 100,000 Shares in open market sales pursuant to Rule 144 under the Securities Act of 1933, as amended, and (ii) transfer up to 200,000 Shares pursuant to pledge arrangements securing bona fide commercial loans, provided that the terms of all such pledges shall not prohibit the performance by the Sellers of their obligations under Section 4.07 hereof with respect to such pledged Shares or otherwise. In the case of any transfers pursuant to clause (i) of the immediately preceding sentence, the number of Shares permitted to be so transferred shall be reduced by the percentage equal to the difference between 100% and the percentage obtained by dividing the number of Shares transferred pursuant to clause (ii) of the immediately preceding sentence by 200,000, and in the case of any transfers pursuant to clause (ii) of the immediately preceding sentence, the number of Shares permitted to be so transferred shall be reduced by the percentage equal to the difference between 100% and the percentage obtained by dividing the number of Shares transferred pursuant to clause (i) of the immediately preceding sentence by 100,000.

VII. Further Assurances. From time to time, whether before, at, or after the Closing, each party hereto agrees to execute and deliver, or cause to be executed and delivered, such additional instruments, certificates and other documents, and to take such other action, as may be necessary or advisable in order to carry out the terms and provisions of this Agreement and the transactions contemplated hereby (including voting the Shares in favor of any such transaction) or to cause the elimination of any circumstance that would cause a condition under Article V hereof not to be satisfied on the Closing Date.

VIII. Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

IX. Publicity. Each Seller and Acq Corp agree that, prior to the Closing, no public release or announcement concerning this Agreement shall be issued by any such party without the prior written consent (which consent shall not be unreasonably withheld) of the other parties hereto, except as such release or announcement may be required by law (in which event the other parties hereto shall have the right to comment promptly on the form and content of the disclosure).

X. Notice of Certain Events. Acq Corp and each Seller agrees to notify each other party hereto promptly of (a) any event or condition that, with or without notice or lapse of time, would or could reasonably be expected to cause any of the representations and warranties made by such party herein to be no longer complete and accurate as of any date on or before the Closing Date, or (b) any failure, with or without notice or lapse of time, on the part of such party to comply with any of the covenants or agreements on its part contained herein at any time on or before the Closing Date.

XI. Excess Proceeds. Each of the Sellers hereby severally agrees to pay to Acq Corp an amount equal to the product of () 62.5% of the amount, if any, by which the Fair Market Value of the gross proceeds per Share from any sale, transfer or other disposition (including without limitation to Acq Corp or an affiliate thereof) of its Shares (a "Non-Merger Sale") exceeds the sum of (x) $28.00 plus (y) any additional consideration that becomes payable under
Section 3.01(c) of the Merger Agreement as in effect on the date hereof, and () the number of Shares so sold, transferred or otherwise disposed of by such Seller in any Non-Merger Sale, if such Non-Merger Sale (x) occurs on or prior to the date (the "Profit Sharing Termination Date") which is 12 months subsequent to the date of the termination of the Merger Agreement under circumstances pursuant to which Acq Corp is entitled to a Termination Fee under Section 7.07(b) thereof or (y) is effected pursuant to an agreement or understanding, oral or written, which is entered into, or with respect to which any agreement in principle is reached, on or prior to the Profit Sharing Termination Date. The Sellers shall make the payment referenced herein within two business days of receipt of such proceeds.


                              ARTICLE

          CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATIONS

The obligation of each of the Sellers pursuant to Article II shall be subject to the satisfaction or waiver on the Closing Date of each of the following conditions precedent:

XII No Injunctions or Restraints. No temporary restrain ing order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement shall be in effect.

XII. No Violation of Law. The performance of the obliga tions of each of the Sellers pursuant to Article II shall not constitute a violation of any Laws.

XIII. Representations and Warranties. The representations and warranties of Acq Corp set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement.


                              ARTICLE

                    TERMINATION AND AMENDMENT

XV. Termination. This Agreement shall terminate without any further action on the part of Acq Corp or any of the Sellers (i) if the Closing has occurred, (ii) if the Merger has been consummated in accordance with the terms of the Merger Agreement, (iii) if the Merger Agreement has been terminated under circumstances pursuant to which Acq Corp is entitled to a Termination Fee under Section 7.07(b) thereof or (iv) if, as of the Applicable Date (as defined in the next following sentence) the Closing shall not have occurred. The "Applicable Date" shall mean February 1, 1999; provided, however, in the event that Target and Acq Corp shall have received from any responsible individual of each Gaming Authority (i) the approval of which is required to be obtained to permit Acq Corp to consummate the Merger and (ii) which has not prior to February 1, 1999 finally determined whether such approval shall be granted, reasonable assurances (written or oral) that a hearing is scheduled or can reasonably be expected to be scheduled on or prior to April 1, 1999, then, in such event, the Applicable Date shall mean April 1, 1999.

XVI Effect of Termination. In the event this Agreement shall have been terminated in accordance with Section 6.01 of this Agreement, this Agreement shall forthwith become void and have no effect, except (i) to the extent such termination results from a breach by any of the parties hereto of any of its representations, warranties or obligations hereunder (in which case such breaching party shall be liable for all damages allowable at law and any relief available in equity), (ii) as otherwise set forth in any written termination agreement, if any, and (iii) that Section 4.07 shall survive the termination of this Agreement.

XVII Amendment. This Agreement and the Schedules and Exhibits hereto may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may
(a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein, in any Schedule and Exhibit hereto, or in any document delivered pursuant hereto, and (c), subject to applicable law, waive compliance with any of the agreements of any other party hereto or any conditions contained herein. Any agreement on the part of any of the parties hereto to any such extension or waiver (i) shall be valid only if set forth in an instrument in writing signed and delivered on behalf of each such party, and (ii) shall not be construed as a waiver or extension of any subsequent breach or time for performance hereunder.


                              ARTICLE

                         MISCELLANEOUS

XVIII.    Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     a.   if to Acq Corp, to:

c/o Colony Capital, Inc.
1999 Avenue of the Stars, Suite 1200
Los Angeles, California 90067
Telephone:  310-282-8813
Facsimile: 310-282-8813
Attention:  Kelvin L. Davis

and

c/o Colony Capital, Inc.
201 Main Street, Suite 2420
Fort Worth, Texas 76102
Telephone:  817-871-4023
Facsimile: 817-871-4088
Attention:  Wade Hundley

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California  90071
Attention:  Jonathan H. Grunzweig, Esq.
Telephone:  213-687-5000
Facsimile:  213-687-5600

     b.   if to Kirk B. Ledbetter, to:

147 Granite Springs Drive
Stateline, Nevada 89449
Telephone:  702-588-2645
Facsimile:  702-588-8775

with a copy to:

Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California  94111
Attention:  Robert C. Friese, Esq.
Telephone:  415-421-6500
Facsimile:  415-421-2922

and with a copy to:

Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy
Lakeside Professional Plaza
3500 Lakeside Court
Reno, Nevada  89509
Attention:  G. Barton Mowry, Esq.
Telephone:  702-827-2000
Facsimile:   702-827-2185

and with a copy to:

Michael Smiley Rowe, Esq.
1638 Esmeralda Street
P.O. Box 2080
Minden, Nevada  89423
Telephone:  702-782-8141
Facsimile:   702-782-3685


          i)   if to Jessica L. Ledbetter, to:

Thunderbird Ranch
575 Highway 88
Gardnerville, Nevada 89410
Telephone:  702-265-2025
Facsimile:  702-265-2024
with a copy to:

Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California  94111
Attention:  Robert C. Friese, Esq.
Telephone:  415-421-6500
Facsimile:  415-421-2922

and with a copy to:

Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy
Lakeside Professional Plaza
3500 Lakeside Court
Reno, Nevada  89509
Attention:  G. Barton Mowry, Esq.
Telephone:  702-827-2000
Facsimile:   702-827-2185

and with a copy to:

Thomas J. Hall, Esq.
305 South Arlington Avenue
P.O. Box 3948
Reno, Nevada  89505
Telephone:  702-348-7011
Facsimile:   702-348-7211

     c.   if to William B. Ledbetter, to:

\P.O. Box 128
Stateline, Nevada 89449
Telephone:  702-588-2411
Facsimile:  702-588-8155

with a copy to:

Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California  94111
Attention:  Robert C. Friese, Esq.
Telephone:  415-421-6500
Facsimile:  415-421-2922

and with a copy to:

Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy
Lakeside Professional Plaza
3500 Lakeside Court
Reno, Nevada  89509
Attention:  G. Barton Mowry, Esq.
Telephone:  702-827-2000
Facsimile:   702-827-2185

and with a copy to:

William C. Sanford, Jr., Esq.
100 W. Liberty Street, Suite 900
P.O. Box 3438
Reno, Nevada  89505
Telephone:  702-329-4733
Facsimile:   702-322-6644

     d. if to the Ledbetter Marital Trust, to each of Kirk B. Ledbetter, Jessica L. Ledbetter and William B. Ledbetter as provided in this Section 7.01.


XIX. Interpretation. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The Merger Agreement and the consummation of the transactions contemplated by such Merger Agreement are transactions contemplated by this Agreement. To the extent any restriction on the activities of Target or its subsidiaries under the terms of this Agreement requires prior approval under any Gaming Law, such restriction shall be of no force or effect unless and until such approval is obtained. If any provision of this Agreement is illegal or unenforceable under any Gaming Law, such provision shall be void and of no force or effect.

XX. Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a valid, legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible or practicable under the circumstances.

XXI. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

XXII. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Merger Agreement, and the Schedules and Exhibits thereto, constitute the entire agreements, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of these agreements and, except for the provisions of article III, sections
7.05 and 7.06, each of the Merger Agreement, are not intended to confer upon any person other than the parties any rights or remedies hereunder.

XXIII.    Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED
IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEVADA, WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW, EXCEPT TO THE EXTENT THE NEVADA GENERAL CORPORATION LAW SHALL BE HELD TO GOVERN THE TERMS OF THE MERGER, AND EXCEPT THAT GAMING LAWS SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE RESPECTIVE JURISDICTIONS IN WHICH APPROVALS FROM GAMING AUTHORITIES ARE REQUIRED TO BE OBTAINED.

XXIV Gaming Laws. Each of the provisions of this Agreement is subject to and shall be enforced in compliance with the Gaming Laws.

XXV. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Acq Corp may assign, in its sole discretion and without any Seller's consent, any of or all its rights, interests and obligations under this Agreement to any controlled affiliate of Colony Capital, Inc., but no such assignment shall relieve Acq Corp of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

XXVI. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Nevada or in any Nevada state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Nevada or any Nevada state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal or state court sitting in the State of Nevada.

XXVII.    Individual Capacity.  Notwithstanding anything herein to the contrary, the Sellers enter into this Agreement solely in their respective capacities as shareholders of Target. No person executing this Agreement who is or becomes a director or officer of Target shall be deemed to make any agreement herein in his or her capacity as director or officer. Nothing herein shall limit or affect (a) actions taken by any Seller in his or her capacity as director or officer or (b) the rights and remedies Acq Corp may have other than pursuant to this Agreement in respect of such conduct undertaken in the capacity of director or officer.

[signature pages follow]
IN WITNESS WHEREOF, each of the parties hereto has caused its duly authorized officers to execute this Agreement as of the date first above written.


HARVEYS ACQUISITION CORPORATION


By:/s/ Kelvin L. Davis
Name:  Kelvin L. Davis
Title:  President

LEDBETTER MARITAL TRUST


By:/s/ Kirk B. Ledbetter
Name:  Kirk B. Ledbetter
Title:  Co-Trustee


By:/s/ Jessica L. Ledbetter
Name:  Jessica L. Ledbetter
Title:  Co-Trustee


By:/s/ William B. Ledbetter
Name:  William B. Ledbetter
Title:  Co-Trustee


/s/ Kirk B. Ledbetter
KIRK B. LEDBETTER


/s/ Jessica L. Ledbetter
JESSICA L. LEDBETTER


/s/ William B. Ledbetter
WILLIAM B. LEDBETTER
               VOTING AND PROFIT SHARING AGREEMENT

                         SCHEDULE 3.01(C)(ii)

               Affiliate Ownership and Stock Options


1. The Ledbetter 1993 Irrevocable Trust, of which Wells Fargo Bank is the sole trustee, owns 333,400 shares of stock of Target and is an affiliate.

2. Debbie Ledbetter, the wife of Kirk B. Ledbetter, and their children own 400 shares of stock of Target.

3. Each of William B. Ledbetter, Jessica L. Ledbetter and Kirk B. Ledbetter are owners of certain stock option rights or stock appreciation rights pursuant to Employment Agreements (Bill) or Board of Directors Compensation Plan/Change of Control Plan (Kirk and Jessica).

VOTING AND PROFIT SHARING AGREEMENT

                         SCHEDULE 3.01(C)(ii)

                    Liens Encumbering Shares


1. 400,000 shares of Target common stock have been pledged to secure a Revolving Line of Credit Loan of up to $3,000,000 from Wells Fargo Bank to the Marital trust created under article VI of the Will of Beverlee A. Ledbetter (the "Marital Trust").

2. Pursuant to the Guaranty by the Marital Trust in favor of Wells Fargo Bank of a Construction Loan made to William B. Ledbetter, the Marital Trust has transferred physical possession, without a pledge, of 175,000 shares of Target common stock.

3. Jessica L. Ledbetter has pledged 79,000 shares of target common stock to secure a farm credit loan.

          NONCOMPETITION AND TRADE SECRET AGREEMENT


                    by
                    and
                    among



          HARVEYS ACQUISITION CORPORATION


                    and


          THE INDIVIDUALS SIGNATORY HERETO



          Dated as of February 1, 1998

          NONCOMPETITION AND  TRADE SECRET AGREEMENT

          NONCOMPETITION AND TRADE SECRET AGREEMENT (this "Agreement"), dated as of February 1, 1998, by and among Harveys Acquisition Corporation, a Nevada corporation (together with its assignees or designees, "Acq Corp"), Kirk B. Ledbetter ("Mr. K. Ledbetter"), Jessica L. Ledbetter ("Ms. J. Ledbetter") and William B. Ledbetter ("Mr. W. Ledbetter" and, collectively with the Mr. K. Ledbetter and Ms. J. Ledbetter, the "Sellers").

               W I T N E S S E T H

          WHEREAS, concurrently with the execution and delivery of this Agreement, Harveys Casino Resorts, a Nevada corporation ("Target"), is entering into an Agreement and Plan of Merger (the "Merger Agreement") with Acq Corp, pursuant to which Acq Corp shall merge with and into Target (the "Merger"), upon the terms and conditions set forth therein, and in connection therewith Target will assume the right and obligations of Acq Corp hereunder;

          WHEREAS, Target is engaged in the business of owning, operating and developing gaming and gaming-related projects, including hotel/casinos (the "Business");

          WHEREAS, the Sellers collectively own beneficially 2,924,392 shares (through the Ledbetter Marital trust established under the will of Beverlee
A. Ledbetter) and of record an aggregate of 4,049,238 shares of common stock, par value $.01 per share, of Target (the "Common Stock"), which shares represent approximately 40.87% of the issued and outstanding shares of Common Stock;

          WHEREAS, the Sellers have specialized knowledge of the Business, including, without limitation, knowledge of business relationships, lines of business, markets, key personnel, profitability and other confidential information, substantial marketing, business and financial expertise and extensive experience in a wide range of activities that will affect and constitute the Business;

          WHEREAS, Acq Corp would be irreparably harmed and impaired if any of the Sellers were to engage, directly or indirectly, in any activity competing with the Business or disclose in violation of this Agreement, or make unauthorized use of, any confidential information concerning the Business;

          WHEREAS, each Seller recognizes that Acq Corp is entitled to protection from such use of the specialized knowledge of such Seller; and

          WHEREAS, Acq Corp and each of the Sellers desire to provide for the ability of Acq Corp to utilize each Seller's expertise regarding the Business;

          NOW, THEREFORE, in consideration of the foregoing premises and the agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:


                    ARTICLE

                    DEFINITIONS

          Certain capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. All other capitalized terms used but not otherwise defined herein or in the Merger Agreement have the meanings set forth below. Unless the context otherwise requires, such terms shall include the singular and plural and the conjunctive and disjunctive forms of the terms defined.

"Change of Control" (i) Colony Capital, Inc. and its Affiliates (including without limitation Thomas Barrack and Kelvin Davis) no longer collectively "beneficially own," directly or indirectly, more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of Target and (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the "beneficial owner," directly or indirectly, of more of the total voting power in the aggregate outstanding normally entitled to vote in elections of directors of Target than is beneficially owned collectively by Colony Capital, Inc. and its Affiliates (including without limitation Thomas Barrack and Kelvin Davis).

                    ARTICLE

          SELLERS' COVENANTS AND AGREEMENTS

I.   Covenant Not to Compete.

     a. Sellers' Acknowledgments. Target is engaged in the ownership, operation and development of hotel/casinos in the State of Nevada and throughout the United States. Sellers hereby represent and warrant and acknowledge and agree as follows:

          i) the market for the Business extends throughout the State of Nevada and the rest of the United States, and Sellers are among a limited number of people engaged in the Business in the United States;

          ii) as part of the transactions contemplated by this Agreement, Acq Corp shall merge with and into Target, with Target continuing as the Surviving Corporation and assuming the rights and obligations of Acq Corp hereunder;

          iii) the noncompetition and other covenants contained in this
Article II are an essential part of this Agreement and the transactions contemplated hereby;

          iv) they have been fully advised by counsel in connection with the negotiation, preparation, execution and delivery of this Agreement and the transactions contemplated by this Agreement, including the intent, meaning and effect of the noncompetition and other covenants contained in this
Article II;

          v) they shall be fully bound by the noncompetition and other covenants contained in this Article II;

          vi) compliance with the noncompetition and other covenants contained herein will not create any hardship for Sellers, as Sellers have independent means and sufficient income, including the payments made and to be made pursuant to this Agreement, to be fully self-supporting without competing with Acq Corp or the Company in the Business or violating the noncompetition or other covenants contained herein; and

          vii) no reasonable Person would engage in any of the transactions contemplated by this Agreement and the Merger Agreement without the benefit of the noncompetition and other covenants contained herein by Sellers.

Accordingly, Sellers agree to be bound by the noncompetition and other covenants contained herein to the maximum extent permitted by law, it being the intent and spirit of the parties that the noncompetition and other covenants contained herein shall be valid and enforceable in all respects and, subject to the terms and conditions of this Agreement, mutually dependent upon the obligations of Acq Corp to pay Sellers the amounts set forth in this Agreement.

     a. Noncompetition. During the three (3) year period commencing on the Closing Date (the "Restricted Period"), except for the Permitted Activities (as hereinafter defined), Sellers shall not in any city, town, county, parish or other municipality in the State of Nevada (the names of each such city, town, county, parish or other municipality being expressly incorporated by reference herein), in which state Target, including through its Subsidiaries, engages in the Business, directly or indirectly,

          i)   engage in the Business for Sellers' own account;

          ii) enter the employ of, or render any services to or for, any entity that is engaged in the Business; or

          iii) become interested in any such entity in any capacity, including as an individual, partner, stockholder, officer, director, principal, agent, employee, trustee or consultant;

provided, that Sellers may own, directly or indirectly, securities of, and may serve as a member of the board of directors (but may not be employed by or act as a consultant to) of any entity traded on any national securities exchange or automated quotation system if Sellers, individually or in the aggregate, are not a controlling Person of, or a member of a group which controls, such entity and do not, directly or indirectly, "beneficially own" (as defined in Rule 13d-3 of the Exchange Act, without regard to the 60 day period referred to in Rule 13d-3(d)(1)(i)) five (5) percent or more of any class of securities of such entity. For the purposes of this Article II, "Permitted Activities" means each of Mr. K. Ledbetter's and Ms. J. Ledbetter's ownership of an interest in or employment by any Person holding convention and/or hotel/motel properties within a 60 mile radius from Stateline, Nevada, provided, that, in the case of any hotel/motel properties (including with convention facilities), no facilities in which Mr. K. Ledbetter or Ms. J. Ledbetter directly or indirectly holds an interest in or are either or both employed by collectively contain more than 350 guest rooms, more than 15 table games or more than 250 slot machines in the aggregate.

          iv) Noninterference. During the Restricted Period, Sellers shall not, directly or indirectly, solicit, induce, or attempt to solicit or induce any officer, director, agent, employee or consultant of Target or any of its Subsidiaries, Affiliates, successors or assigns, to terminate his, her or its employment or other relationship with Target or any of its Subsidiaries, Affiliates, successors or assigns, for the purpose of associating with any competitor of Target or any of its Subsidiaries, Affiliates, successors or assigns, or otherwise encourage any such person or entity to leave or sever his, her or its employment or other relationship with Target or any of its Subsidiaries, Affiliates, successors or assigns, for any other reason or no reason.

     c. Nonsolicitation. During the Restricted Period, Sellers shall not, directly or indirectly, solicit, induce, or attempt to solicit or induce, any customers, clients, vendors, suppliers or consultants then under contract to Target or any of its Subsidiaries, Affiliates, successors or assigns, to terminate his, her or its relationship with Target or any of its Subsidiaries, Affiliates, successors or assigns, for the purpose of associating with any competitor of Target or any of its Subsidiaries, Affiliates, successors or assigns, or otherwise encourage such customers, clients, vendors, suppliers or consultants then under contract to terminate his, her or its relationship with Target or any of its Subsidiaries, Affiliates, successors or assigns, for any other reason or no reason.

II. Confidential Information. Sellers acknowledge that they have had access to proprietary information and confidential materials consisting of materials relating to current and future business activities and plans, development projects, marketing plans known to exist and customer lists pertaining to the Business (the "Confidential Information"). Sellers agree, without limitation in time or until such information shall become public other than by Sellers' unauthorized disclosure, to maintain the confidentiality of the Confidential Information and to refrain from divulging, disclosing, or otherwise using in any respect the Confidential Information to the detriment of Target or any of its Subsidiaries, Affiliates, successors or assigns, or for any other purpose or no purpose.

III. Rights and Remedies Upon Breach. If Sellers breach, or threaten to commit a breach of, any of the provisions of Section 2.01 or 2.02, Acq Corp and any of its Subsidiaries, Affiliates, successors or assigns, shall have the following rights and remedies, each of which shall be independent of the others and severally enforceable, and each of which shall be in addition to, and not in lieu of, any other rights or remedies available to Acq Corp or any of its Subsidiaries, Affiliates, successors or assigns, at law or in equity, under this Agreement or otherwise:

     a. Specific Performance and/or Injunctive Relief. The right and remedy to have each of the covenants contained herein specifically enforced and the right and remedy to obtain injunctive relief preventing or prohibiting the breach or threatened breach of any of the covenants contained herein in an arbitration proceeding pursuant to Section 5.04 hereof, it being agreed that any breach or threatened breach of any of the covenants contained in this Article II would cause irreparable injury to Acq Corp and its Subsidiaries, Affiliates, successors or assigns, and that remedies at law, including money damages, would not provide an adequate remedy to Acq Corp or its Subsidiaries, Affiliates, successors or assigns;

     b. Accounting. The right and remedy to require Sellers, jointly and severally, to account for and pay over to Acq Corp or its Subsidiaries, Affiliates, successors or assigns, as the case may be, all compensation, profits, monies, accruals, increments or other benefits derived or received by Sellers that result from any transaction or activity constituting a breach of the covenants contained herein;

          i) Severability of Covenants. Sellers acknowledge and agree that the noncompetition and other covenants contained in this Article II are reasonable and valid in geographic and temporal scope and in all other respects based on current Nevada law. If, however, any arbitration panel subsequently determines that the noncompetition or other covenants, or any part thereof, are invalid or unenforceable, the remainder of the noncompetition and other covenants shall not thereby be affected and shall be given full effect without regard to the invalid portions;

     c. Blue-Penciling. If any arbitration panel determines that the noncompetition or other covenants contained herein, or any part thereof, are unenforceable because of the duration or geographic scope of such provision(s), such arbitration panel shall have the power to reduce the duration or scope of such provision(s), as the case may be, and, in its reduced form, such provision(s) shall then be enforceable to the maximum extent permitted by applicable law.

IV. Right of Successor to Enforce Agreement. Any Person whom all or part of the Business is sold, if this Agreement is assigned pursuant to Section 5.09, shall be entitled to enforce each of the covenants contained in Sections 2.01, 2.02 and 2.03.


                    ARTICLE

               AGREEMENTS OF ACQ CORP

I.   Employment and Retirement Contracts.

     a.   Mr. W. Ledbetter.

          i) Mr. W. Ledbetter's employment with Target shall be terminated on the Closing Date, whereupon he shall resign from and he shall cease to hold any office of Target and he shall resign from and cease to be a member of Target's Board of Directors and any committee thereof. From and after the date of such termination of employment, Acq Corp and Target shall have no further obligation to provide wages, benefits or other services to Mr. W. Ledbetter, except as set forth herein;

          ii) As of the Closing Date, each option to purchase Common Stock held by Mr. W. Ledbetter, whether vested or unvested, will be cancelled in exchange for a payment in cash equal to the product of () the number of shares of Common Stock subject to such option and () the excess, if any, of the price per share of Common Stock to be paid by Acq Corp in the Acquisition Transaction over the exercise price per share of Common Stock of such option; and

          iii) Acq Corp shall cause Target to maintain its Senior Supplemental Executive Retirement Plan ("S-SERP") for Mr. W. Ledbetter and to provide the perquisites described in Mr. W. Ledbetter's Employment Agreement executed November 12, 1993 at Section 10.9 until the earlier of age 80 or death even if the S-SERP benefits are prepaid by Target. Target shall provide for the continued employment of the employee functioning as a secretary to Mr. W. Ledbetter at such employee's current level of compensation and benefits, provided that Target shall terminate such employee at Mr. W. Ledbetter's reasonable request unless doing so would violate any agreement to which Target or any of its subsidiaries is a party or by which it may be bound, and provided further that in no event shall target be required to violate any Law.

     b.   Ms. J. Ledbetter.

          i) Ms. J. Ledbetter shall resign from and she shall cease to hold any office of Target and, except as provided herein, she shall resign from and cease to serve as a member of Target's Board of Directors and any committee thereof on the Closing Date. Acq Corp shall cause Target to pay to Ms. J. Ledbetter at the Closing Date all amounts due to her as a Director of Target pursuant to the severance compensation provisions of the Company's Change of Control Plan in effect on the date hereof, as such amounts are set forth in Schedule 3.01(b). Acq Corp and its Affiliates shall cause Target or its Board of Directors to designate Ms. J. Ledbetter as a Director Emerita of Target as promptly as practicable following the Closing Date.

          ii) As of the Closing Date, each option to purchase Common Stock held by Ms J. Ledbetter, whether vested or unvested, will be cancelled in exchange for a payment in cash equal to the product of () the number of shares of Common Stock subject to such option and () the excess, if any, of the price per share of Common Stock to be paid by Acq Corp in the Acquisition Transaction over the exercise price per share of Common Stock of such option

     iii) Mr. K. Ledbetter.

          iv) Mr. K. Ledbetter's employment with Target shall be terminated on the Closing Date, whereupon Mr. K. Ledbetter shall resign from and he shall cease to hold any office of Target and he shall resign from and he shall cease to be a member of Target's Board of Directors and any committee thereof. From and after the Closing Date, Acq Corp and Target shall have no obligation to provide wages, benefits or other services to Mr. K. Ledbetter, except as set forth herein.

          v) Acq Corp shall cause Target to pay Mr. K. Ledbetter on the Closing Date an amount in cash equal to the present value (discounted at the prime rate of Wells Fargo Bank, National Association in effect on the Closing
Date) of the sum of $65,000 in cash on each of the Closing Date and the first and second anniversaries thereof. Until the tenth anniversary of the Closing Date, Acq Corp shall cause Target to maintain Target's current group term life insurance policy for Mr. K. Ledbetter, providing for a death benefit of $232,000 per year, or provide for a term life insurance policy that provides for an equivalent benefit, with Mr. Ledbetter to designate a beneficiary.

          vi) As of the Closing Date, each phantom Common Stock instrument held by Mr. K. Ledbetter, whether vested or unvested, will be cancelled in exchange for a payment in cash calculated in accordance with the agreement pursuant to which such instruments were granted as in effect at the time of grant, provided that such payment may not exceed 110% of the amount equal to what Mr. K. Ledbetter would have been entitled had he received Common Stock options and been entitled to the product of () the number of shares of Common Stock subject to such option and () the excess, if any, of the price per share of Common Stock to be paid by Colony in the Acquisition Transaction over the exercise price per share of Common Stock of such option.

          vii) Acq Corp shall cause Target to pay to Mr. K. Ledbetter at the Closing Date all amounts due to him as a Director of Target pursuant to the severance compensation provisions of the Company's Change of Control Plan as in effect on the date hereof, as such amounts are set forth in Schedule 3.01(c).

          viii) Target's Management Incentive Plan (the "MIP") as in effect as of the date hereof shall be terminated at the Closing Date, and Acq Corp shall cause Target to pay to Mr. K. Ledbetter $19,500 in cash, in full satisfaction of his rights under the MIP.

VI. Medical Benefits. Notwithstanding Section 3.01, Acq Corp shall cause Target to maintain in effect the medical, dental and vision insurance coverage (equal to Class I coverage, and as amended from time to time for members of the Board and senior officers, including without limitation annual executive physicals) maintained by Target covering Ms. J. Ledbetter, Mr. K. Ledbetter and Mr. K. Ledbetter's spouse and children until the earlier to occur of the tenth anniversary of the Closing Date and, in the case of Mr. K. Ledbetter's children, the 20th anniversary of each of their births or, as long as any such child is enrolled as a full-time student in a college or university, until the 24th anniversary of each of their births, to the extent that such policies are available; provided, that Target may substitute therefor policies with at least the same coverage containing terms and conditions which are no less advantageous to the coverage provided to the insureds at the date hereof (as the same may be modified in accordance with the terms of the Merger Agreement). True, correct and complete summaries of the aforementioned policies are set forth on Schedule 3.02.

VII Family Memorabilia. Acq Corp agrees that Mr. K. Ledbetter and Ms. J. Ledbetter own the items set forth in Schedule 3.03 (the "Family Memorabilia") which are located in the facilities of Target. Mr. K. Ledbetter and Ms. J. Ledbetter each agree to permit Target, in its sole discretion, to display the Family Memorabilia at such facilities at which they are currently displayed until the earlier of () the tenth anniversary of the Closing Date or () a Change of Control of Target. For so long as Target elects to display Family Memorabilia in accordance with the preceding sentence, Target shall maintain casualty insurance coverage on such items at their full insurable value, subject to customary deductible amounts.

VIII.     Complimentary Services.    Acq Corp shall cause Target to issue a
credit card providing "Level I" benefits (a "Platinum Card") to Ms. J. Ledbetter, Mr. K. Ledbetter and members of Mr. K. Ledbetter's immediate family designated by him. During each of the twelve month periods commencing on the Closing Date and continuing thereafter until the tenth anniversary thereof, Ms. J. Ledbetter and members of the immediate family of Mr. K. Ledbetter shall be permitted to purchase food, beverage and lodging services at prevailing retail prices at Target's current and any future facilities utilizing the Platinum Card with benefits not less than current Level I benefits. Ms. J. Ledbetter shall be liable for charges on any Cards issued to her, and Mr. K. Ledbetter shall be liable for charges on any Cards issued to him or his designees, provided, that Ms. J. Ledbetter and Mr. K. Ledbetter shall not be liable for such charges not exceeding $8,000 in any yearly period referred to in the previous sentence.


                    ARTICLE

               REPRESENTATIONS AND WARRANTIES

IX. Representations and Warranties of the Sellers. Each of the Sellers severally and not jointly represents and warrants to Acq Corp as follows:

     a. No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (i) require notice to, or the consent of, any party to any Contract to which such Seller is a party or by which it is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority,
(ii) violate any Law, or (iii) result in a breach or violation of any provision of, constitute a default under, or result in the termination of, or an acceleration of indebtedness or creation of any Lien under, any material contract to which such Seller is a party or by which it is bound.

     b. Brokers, Finders, etc. No broker, investment banker, financial advisor, finder or other person (other than Donaldson, Lufkin & Jenrette Securities Corporation in connection with the Merger, the fees and expenses of which will not be the responsibility of Acq Corp) is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

X. Representations and Warranties of Acq Corp. Acq Corp hereby represents and warrants to each of the Sellers as follows:

     a. Organization and Standing. Acq Corp is duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

     b. Authority. The execution and delivery of this Agreement, and the performance by Acq Corp of its obligations hereunder, have been duly authorized by all necessary action on the part of Acq Corp. This Agreement has been duly executed and delivered on behalf of Acq Corp and, assuming the due execution and delivery hereof by the Sellers and assuming that approval of this Agreement by Target remains effective, this Agreement constitutes a valid and binding obligation of Acq Corp, enforceable against Acq Corp in accordance with its terms.

          i) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (i) require notice to, or the consent of, any party to any Contract to which Acq Corp or any of its Affiliates is a party or by which any of them is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, (ii) violate any Laws, (iii) result in a breach or violation of any provision of, or constitute a default under, any contract to which Acq Corp is a party or by which it is bound or (iv) conflict with any provision of the certificate of incorporation or bylaws of Acq Corp.


                    ARTICLE

                    MISCELLANEOUS

XI. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     a.   if to Acq Corp or Target, to:

c/o Colony Capital, Inc.
1999 Avenue of the Stars, Suite 1200
Los Angeles, California 90067
Telephone:  310-282-8820
Facsimile: 310-282-8813
Attention:  Kelvin L. Davis

and

c/o Colony Capital, Inc.
201 Main Street, Suite 2420
Fort Worth, Texas 76102
Telephone:  817-871-4023
Facsimile: 817-871-4088
Attention:  Wade Hundley

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California  90071
Attention:  Jonathan H. Grunzweig, Esq.
Telephone:  213-687-5000
Facsimile:  213-687-5600

     b.   if to Mr. K. Ledbetter, to:

147 Granite Springs Drive
Stateline, Nevada 89449
Telephone:  702-588-2645
Facsimile:  702-588-8775

with a copy to:

Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California  94111
Attention:  Robert C. Friese, Esq.
Telephone:  415-421-6500
Facsimile:  415-421-2922

and with a copy to:

Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy
Lakeside Professional Plaza
3500 Lakeside Court
Reno, Nevada  89509
Attention:  G. Barton Mowry, Esq.
Telephone:  702-827-2000
Facsimile:   702-827-2185

and with a copy to:

Michael Smiley Rowe, Esq.
1638 Esmeralda Street
P.O. Box 2080
Minden, Nevada  89423
Telephone:  702-782-8141
Facsimile:   702-782-3685

          i)   if to Ms. J. Ledbetter, to:

Thunderbird Ranch
575 Highway 88
Gardnerville, Nevada 89410
Telephone:  702-265-2025
Facsimile:  702-265-2024

with a copy to:

Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California  94111
Attention:  Robert C. Friese, Esq.
Telephone:  415-421-6500
Facsimile:  415-421-2922

and with a copy to:

Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy
Lakeside Professional Plaza
3500 Lakeside Court
Reno, Nevada  89509
Attention:  G. Barton Mowry, Esq.
Telephone:  702-827-2000
Facsimile:   702-827-2185

and with a copy to:

Thomas J. Hall, Esq.
305 South Arlington Avenue
P.O. Box 3948
Reno, Nevada  89505
Telephone:  702-348-7011
Facsimile:   702-348-7211

     c.   if to Mr. W. Ledbetter, to:

P.O. Box 128
Stateline, Nevada 89449
Telephone:  702-588-2411
Facsimile:  702-588-8155

with a copy to:

Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California  94111
Attention:  Robert C. Friese, Esq.
Telephone:  415-421-6500
Facsimile:  415-421-2922

and with a copy to:

Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy
Lakeside Professional Plaza
3500 Lakeside Court
Reno, Nevada  89509
Attention:  G. Barton Mowry, Esq.
Telephone:  702-827-2000
Facsimile:   702-827-2185

and with a copy to:

William C. Sanford, Jr., Esq.
100 W. Liberty Street, Suite 900
P.O. Box 3438
Reno, Nevada  89505
Telephone:  702-329-4733
Facsimile:   702-322-6644

XII Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of or a Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement also are transactions contemplated by this Agreement. If any provision of this Agreement is illegal or unenforceable under any Gaming Law, such provision shall be void and of no force or effect.

XIII. Severability. In addition to the remedies specified in Section 2.03, if any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a valid, legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible or practicable under the circumstances.

XIV. Arbitration of Disputes. Any dispute arising out of or relating to this Agreement, Sellers' employment or other relationship with the Target or the termination of any such employment or other relationship, or any other dispute arising by and among Sellers, or any of them, and Target, Acq Corp, or their officers, directors, agents, employees or consultants, or their successors and assigns, shall be submitted to binding arbitration by three arbitrators, at least one of which shall have substantial business experience with the gaming industry in Nevada, under the then-existing Commercial Arbitration Rules of the American Arbitration Association in arbitration proceedings conducted in Reno, Nevada. Acq Corp and Sellers shall each select one arbitrator, and these two arbitrators shall select the third arbitrator. The arbitrators shall have the power to specifically enforce or to enjoin the breach of this Agreement. Judgment upon the award of the arbitrator shall be binding upon the parties and may be entered in any court having jurisdiction. The arbitrator shall award to the prevailing party reasonable attorneys' fees and expenses from the other party, including any expert fees, which fees and expenses shall be in addition to any other relief which may be awarded.

XV. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

XVI. Entire Agreement; No Third-Party Beneficiaries. This Agreement, and the Schedules and Exhibits hereto, and the Merger Agreement, and the Schedules and Exhibits thereto, constitute the entire agreements, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of these agreements.

XVII. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEVADA, WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW.

XVIII.    Gaming Laws.  Each of the provisions of this Agreement is subject to and shall be enforced in compliance with the Gaming Laws.

XIX. Assignment. Neither this Agreement nor any of any Seller's rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any Seller without the prior written consent of Acq Corp. Prior to the Closing, Acq Corp may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any controlled Affiliate of Colony Capital, Inc., a Delaware corporation, provided, that such Affiliate assumes all covenants, duties and responsibilities of Acq Corp hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

XX. Amendments. This Agreement and the Schedules and Exhibits hereto may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may
(a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein, in any Schedule and Exhibit hereto, or in any document delivered pursuant hereto, and (c), subject to applicable law, waive compliance with any of the agreements of any other party hereto or any conditions contained herein. Any agreement on the part of any of the parties hereto to any such extension or waiver (i) shall be valid only if set forth in an instrument in writing signed and delivered on behalf of each such party, and (ii) shall not be construed as a waiver or extension of any subsequent breach or time for performance hereunder.

XXI. Enforcement. In addition to the remedies specified in Section 2.03, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an arbitration proceeding as set forth in Section 5.04.

[signature pages follow]
IN WITNESS WHEREOF, each of the parties hereto has caused its duly authorized officers to execute this Agreement as of the date first above written.


HARVEYS ACQUISITION CORPORATION


By:/s/ Kelvin L. Davis
Name:  Kelvin L. Davis
Title:  President



/s/ Kirk B. Ledbetter
KIRK B. LEDBETTER


/s/ Jessica L. Ledbetter
JESSICA L. LEDBETTER


/s/ William B. Ledbetter
WILLIAM B. LEDBETTER

               Schedule 3.01(b)

               Severance Compensation


               Average Payout
               Retirement Strike Amount

Severance   Payout      Total   #  Options     Price   at  $28

J.Ledbetter $90,000*  $250,000  $340,0009,000  $15.466  $112,806












_________________________________

* Assumes that Jessica L. Ledbetter will be reelected for a three-year term as a Director at the upcoming annual shareholder meeting, which is likely to occur prior to the Closing Date.

               Schedule 3.01(c)

               Severance Compensation


               Average Payout
               Retirement Strike Amount

Severance   Payout      Total   #  Options     Price   at  $28

     K. Ledbetter $30,000   $250,000  $280,000 Stock
               Appreciation
               Rights

               Schedule 3.02

               Medical Benefits

1.   See Executive Medical Plan description attached, specifically Class 1.

2.   See Harveys Casino Resorts Summary Schedule of Benefits attached.

3.   See Summary of Dental Benefits attached.

4.   See Vision Benefits Schedule attached.

5.   See Harveys Policy No. HR101 attached (Executive physical examinations).

EXECUTIVE MEDICAL PLAN


I.ELIGIBILITY

Class 1

Chairman of the Board, Board of Directors (including outside directors), President/Chief Executive Officer, Chief Operating Officer, and all Vice Presidents.

Class 2

Directors with Hay points of 700 or more.

II.COVERAGE

Class 1

100% reimbursement for medical, dental, and vision care expenses not reimbursed through the standard benefit program. Covered expenses include deductibles, co-payments and coinsurance. Reimbursement for eligible expenses will be made regardless of a provider's participation in the preferred Provider Network. Benefits are limited to expenses covered under the Plan (outlined in the Group Health Benefit booklet), and all Plan limits, maximums and exclusions remain in effect.

Class 2

100% reimbursement for medical, dental, and vision care deductibles, co-payments and coinsurance only when using preferred providers. Services provided by non-plan providers will be reimbursed according to the schedule outlined in the Group Health Plan booklet. For example, the annual deductible will be applied, and reimbursement will be at least 80% of the usual, customary and reasonable limits. All Plan limits, maximums and exclusions remain in effect.

As there are currently no contracted or preferred vision care providers, reimbursement will continue to be 100%.

EXECUTIVE MEDICAL PLAN


Medical

Includes well-baby/child care

Mammograms

Prostrate exams

Spouse physicals - $200 limit

Vision

Eye exam @ actual cost

$250 per year for lenses & frames

Dental

Yearly maximum of $3,000

          HARVEYS CASINO RESORTS

               SUMMARY
          SCHEDULE OF BENEFITS

This is an outline only to provide a quick overview of benefits. It does not constitute the group policy and is not a contract of insurance. It explains in simple language the essential features of the group benefits provided.
All rights with respect to the benefits of an insured person will be governed solely by the group plan document.

          LIFETIME MAXIMUM - $1,000,000


DESCRIPTION    PARTICIPATING  NON-PARTICIPATING

DEDUCTIBLE
     Individual     $0        $  400
     Family         $0        $1,000


CO-INSURANCE   80% of $12,500 per person,  70% of $16,667 per
               then 100%        person, then 100%

MAXIMUM ANNUAL      $2,500    $5,000
OUT-OF-POCKET EXPENSE
-individual
               After co-pay/deductible has been satisfied.

HOSPITAL
     -Inpatient     $400 co-pay, then 80%    After deductible,
                    (El Dorado and Douglas   $600 co-pay, then 70%
                    County residents;        (Based on Plan
                    Designated participating Document per diem
                    hospitals are Barton     rate)
                    Hospital and St. Mary's)

     MANDATORY PRE-AUTHORIZATION, OTHERWISE $350 PENALTY PER DAY,
               (HOSPITAL - INPATIENT ONLY)

SURGEON        100% Second Opinion NOT required   After deductible,
INPATIENT AND OUTPATIENT                          70%

HOSPITAL            $50 co-pay then 80%           After deductible
- Outpatient        (All residents OTHER than     $400 co-pay,
Surgery, Ambulatory Douglas and El                then 70%
Surgical Center          Dorado county residents may use
                    Carson Ambulatory Surgical Center,
                    Carson Tahoe Hospital, St. Mary's
                    Barton Memorial Hospital)

DESCRIPTION

HOSPITAL OUTPATIENT
SERVICES
X-RAYS (EXCEPT-CAT/MRI)
LAB
ALL OTHER (EXCEPT SURGERY)

Barton Memorial Hospital & St.
Mary's are designated hospitals for
residents of Douglas & El Dorado Counties

PARTICIPATING

$15 co-pay each x-ray,
$5 co-pay each test.
$50 co-pay each visit, then 80%

NON-PARTICIPATING

After deductible, 70%

DESCRIPTION

EMERGENCY ROOM CARE
To Qualify for reduced co-pay*

PARTICIPATING

$125 co-pay, then 80%
$75, then 80%

NON-PARTICIPATING

After deductible,
$125 co-pay,
or $75 then 70%

DESCRIPTION

CAT/MRI

PARTICIPATING

$100 co-pay each test

NON-PARTICIPATING

After deductible, 70%



DESCRIPTION

PAP SMEAR (only one routine pap
smear allowed per year)

PARTICIPATING

$5 co-pay

NON-PARTICIPATING

NOT COVERED



DESCRIPTION

PODIATRY

PARTICIPATING

AFTER CO-PAY, 100%
Treatment of foot disorders
$100 maximum per calendar year.
Surgery 100%
(see benefit book for exclusions)



DESCRIPTION

PRESCRIPTION DRUGS
30-day supply for 100 tabs
(RX AMERICA)

PARTICIPATING

$10 co-pay for Generic brand up to $100
$15 co-pay for Brand name up to $100
20% co-pay $100 or more



DESCRIPTION

MAIL-IN PRESCRIPTION PROGRAM

PARTICIPATING

$15 - Generic (three month supply)
$30 - Brand Name (three month supply)

NON-PARTICIPATING

N/A



DESCRIPTION

PHYSICIAN OR CLINIC VISITS

PARTICIPATING

$20 co-pay for general practitioner,
$20 co-pay for specialist.

NON-PARTICIPATING

After deductible, 70%


DESCRIPTION

SPINAL MANIPULATION (CHIROPRACTIC)

PARTICIPATING

50% maximum $60 per visit;
$500 maximum per calendar year.

NON-PARTICIPATING

After deductible, 50% maximum
$60 per visit
$500 maximum per calendar year.


DESCRIPTION

MENTAL & NERVOUS DISORDERS/
SUBSTANCE ABUSE

PARTICIPATING

$400 co-pay per admission, then 80%

NON-PARTICIPATING

After deductible, $600 co-pay
per admission, then 50%


DESCRIPTION

INPATIENT - $10,000 lifetime maximum


DESCRIPTION

OUTPATIENT
Professional

PARTICIPATING

Plan pays $20 per visit.

NON-PARTICIPATING

After deductible, plan pays $20 per visit.

DESCRIPTION

INPATIENT HOSPITAL VISITS

PARTICIPATING

$100%

NON-PARTICIPATING

After deductible, 70%


          ALL BENEFITS ARE SUBJECT TO ONE OR ALL OF THE FOLLOWING:
          ALL BENEFITS ARE SUBJECT TO A "PRE-EXISTING LIMITATION"

*If Emergency Room visit results in hospital admit or if visit is for any of the following conditions: heart conditions, head injury, open wounds, presence of foreign bodies, toxic effects, burns or fractures.

**Our HPPO network allows $82.50 maximum for Psychologist/Psychiatrist and $75.00 maximum for Marriage and Family Counseling.

Mental and nervous benefits are exempt from the maximum out-of-pocket expense.

               SUMMARY OF DENTAL BENEFITS

               PRO PROVIDER NON-PPO PROVIDER

1. Calendar Year Maximum$1,000 calendar year maximum payable for all dental plan services. PPO and Non-PPO Providers.

2.   Calendar Year Deductible

     Per Covered Person  None  $  50.00
     Per Covered Family  None  $150.00

3.   Co-pay per Procedure$5.00 to $190.00N/A
     based on the
     procedure involved.

4.   Reimbursement

     Basic Dental 100% after Co-pay 80% of scheduled amount after deductible.

     Major Dental 80% after Co-pay 50% of scheduled amount after deductible.

5.   Predetermination of Benefits

     Non-emergency services exceeding $200 must be approved in advance by the Contract Administrator. Your dentist will probably have the "treatment plan" forms needed. If not, forms are available in the Compensation and Benefits Office.

       VISION BENEFITS

As of May 1, 1990, Harveys' vision benefit was changed to include the coverage of CONTACT LENSES with no exclusions.

The Summary of Benefits is as follows:

Calendar Year Deductible:

$25 per covered person

6.   Vision Examination:

After deductible. Play pays 80% of usual, customary, and reasonable fee (plan allows up to $68.25). Coverage is limited to one examination in any 12-month period.

7.   Lenses and Frames:

Lenses - After deductible. Plan pays 80% of usual, customary and reasonable fee (plan allows up to $50 for regular lenses, $75 for bifocals, $90 for trifocals and $125 for contact lenses). Coverage is limited to one pair of any lenses in any 12-month period, if warranted by a prescription change.

Frames - After deductible. Plan pays 80% of usual, customary, and reasonable fee (plan allows up to $75). Coverage is limited to one pair within any 24-month period.

You may select any optometrist you choose, as the vision plan does not function under our PPO Plan.


HARVEYS

STANDARD POLICY AND
PROCEDURES

POLICY NUMBER:
HR101
IMPLEMENTATION DATE:
12/1/92
REVISION DATE:
Approved 12/2/92

TITLE:  EXECUTIVE PHYSICAL EXAMINATIONS      Page


POLICY

It is the policy of Harvey's that all employed executives and officers with the title of Director, Vice President or Board of Directors Member will be permitted to take an annual physical examination at company expense, the results of which will remain strictly confidential between themselves and the examining health care professional. This privilege is also extended to spouses of members of the Board of Directors. Harvey's strongly urges those eligible to take advantage of this opportunity.

PROCEDURE

The Saint Mary's Health Promotion Center will be the provider of executive physical examinations.

The staff member is to contact the Coordinator of Executive
Physical Examinations by calling (702) 688-6109.

At a mutually agreeable appointment time, the St. Mary's representative will meet with the staff member at Harvey's to conduct an interview, determine the appropriate tests and procedures to be performed during the examination. Additionally, blood samples will be taken and all factors preliminary to the actual examination will be taken care of.

At a mutually agreeable appointment time the staff member will travel to the St. Mary's facility where the examination and a consultation will take place.

The cost of the physical examination will be paid by Harveys' and, since this is a part of the employer/staff member agreement and a condition of the staff relationship, it will be non-taxable to the staff member. The payment will be made from the Harvey's Accounts Payable operation in the Corporate Controller's office. A central record for budgeting will be kept.

The results or the physical examination and the physician consultation will remain strictly confidential between the staff member and the examination provider, and will not be available for review by any other entity or individual.
The year during which this examination will take place will be considered our fiscal year as established by the Board of Directors. In order to spread the cost out over the fiscal year, eligible persons are asked to schedule their exam in the time frame from one month before to one month after their anniversary of hire date.

The provision for full payment for the physical examination shall not be construed as applying to any treatments or remedial services which are subsequent to the examination or which result from the examination; any resulting required diagnostic or treatment services will be covered consistent with the provisions of our Health Benefits Plan as detailed in the Group Health and Short Term Disability Plans description, and as applying to the particular classes of employees detailed therein.

EXCEPTIONS

Exemptions from this requirement or from utilizing the St.
Mary's facility will require the approval of the Vice President of Human Resources and the Executive Vice President/Chief
Operating Officer.

TITLE:  EXECUTIVE PHYSICAL EXAMINATIONS

Schedule 3.03

All photographs of Harveys interior and exterior, various photos of historical events, people, signs, planes, boats, the bombing and other historical photos that have sentimental value to the family. All photographs of Harvey Gross, Llewellyn Gross, Beverlee Ledbetter and other family members. These items are located in the Collection Storage Room, across from the executive offices and consist of approximately 3 full boxes of photographs. The family would like to retain the originals of these photographs but they are willing to allow Acq Corp to make copies of any photographs they would like to copy.

All paintings of Harvey Gross, Llewellyn Gross and Beverlee Ledbetter, including the framed painting of Harvey A. Gross hanging outside the entrance to W. Ledbetter's office, Harvey and Llewellyn Gross "Founders" oil painting at the bottom of the escalator in the main hotel lobby, Harvey, Llewellyn and Beverlee felt paintings in the Sage Room, and Beverlee Ledbetter in the Council Bluff, Iowa facility.

Brass established 1944 plaque with Wagon Wheel and Cow Skull which was mounted outside at the hotel valet lobby entrance on the center beam; the location of this plaque is unknown, Property Department is looking for it.

Large brass Wagon Wheel sign labeled "A-108" located in the Collection Storage Room.